Contact

adimock@gmail.com

www.linkedin.com/in/adimock (LinkedIn)
www.vesselstrategy.com (Other)
www.vesselstrategy.com (Company)

Top Skills

Non-profits
Social Media
Social Media Marketing

Andrew Dimock

CEO, Iter Opus Corporation | Principal & Founder, Vessel Strategy
Rochester, New York, United States

Experience

Iter Opus Corp.
Chief Executive Officer
March 2025 - Present (1 year)
Rochester, New York Metropolitan Area

Vessel Strategy
Principal & Founder
February 2019 - Present (7 years 1 month)
Washington D.C. Metro Area

Dymoke Studios LLC
Founder
January 2011 - December 2025 (15 years)
Rochester, New York Metropolitan Area

Creating and selling custom knives and stained glass windows.

Rochester Institute of Technology
6 years

Visiting Lecturer
July 2023 - July 2025 (2 years 1 month)
Rochester, New York Metropolitan Area

Adjunct Professor
August 2019 - July 2023 (4 years)
Rochester, New York Area

Beaconfire RED
12 years 1 month

Vice President of Business Development
April 2014 - February 2019 (4 years 11 months)
Arlington, VA

Business Development Manager
October 2012 - March 2014 (1 year 6 months)

Senior Project Manger & Consultant
February 2007 - September 2012 (5 years 8 months)

The Bivings Group
Director, Marketing & Research
January 1998 - January 2007 (9 years 1 month)

Education

MBA · (2002 - 2005)

BS, Biology · (1996 - 2000)